September 11, 2006

Mr. Mark Shuman
United States Securities and
Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: NetSol Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Original File Date: July 10, 2006
SEC File No.: 0-22773

Dear Mr. Shuman:

Revised Preliminary Proxy Statement on Schedule 14A

Proxy Statement General Information, page 8

1.
We note your response to prior comment 3 that “[b]roker non-votes have no effect and will not be counted towards the vote total for proposal 1 or proposal 2.” If true, please revise to clarify that the effect of a broker non-vote will essentially be a vote against proposal 1 and proposal 2, or otherwise advise.

Broker non-votes are counted for purposes of quorum and are treated as abstentions. As, obviously, they are part of the number determining a majority they are essentially treated as no votes in determining if a matter has passed. We have revised page 8 of the proxy statement to remove the statement that “broker non-votes have no effect and will not be counted towards the vote. . .” and to state the following:

Abstentions and broker nonvotes will be counted for purposes of determining the presence or absence of a quorum. "Broker nonvotes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under applicable Nevada law, the effect of broker nonvotes on a particular matter depends on whether the matter is one as to which the broker or nominee has discretionary voting authority. Under applicable Nevada law, as it applies to the proposals presented to stockholders at this special meeting, Broker non-votes shall be treated as an abstention and such Broker non-votes shall be included in the total shares voted for the purpose of quorum requirements and determining whether a majority of stockholders have approved the transactions. Treatment of Broker non-votes as abstentions results in these votes being treated as “no” votes in so far as a majority of all votes cast, including broker non-votes must be voted in favor for a proposal to be approved. B~~roker non-votes have no effect and will not be counted towards the vote total for proposal 1 or proposal 2.~~

Questions and Answers About Matters Subject to Vote

What is being voted on?, page 12

2.
Please refer to prior comment 4 in our letter dated July 27, 2006 and your revision on page 12 in response to our prior comment. Please further expand your disclosure to state the aggregate maximum number of common shares issuable upon conversion or exercise of the securities described in the first paragraph and the percentage of your outstanding common stock that such issuance would represent. Expand your disclosure of Proposal No. One on page 20 to include similar information.

We have revised the “What is being voted on?” section on page 12 and the discussion in Proposal No. One on page 20 to read as follows:

The issuance of shares of common stock of the Company upon the conversion notes, and upon the conversion of preferred stock into which the convertible notes may convert, to investors in the Financing; the issuance of shares of common stock as payment of dividends, at the Company’s discretion, and on redemption under the anticipated terms of the convertible preferred shares; and, to approve the issuance of shares of common stock upon the exercise of warrants in full without any limitations on the number of shares to be issued, issued to these same investors. Assuming the stockholders approve this proposal, the Company would be required to issue 5,500 shares of Series A 7% Cumulative Convertible Preferred Stock which, upon issuance, would represent 100% of the issued and outstanding Preferred Stock of the Company.  The Convertible Preferred Stock may be converted, based on an initial conversion price, into approximately 3,333,333 shares of common stock, which, based on the issued and outstanding shares of common stock on July 6, 2006, when issued would represent 17.09% of the issued and outstanding shares of common stock of the Company. Assuming the cumulative dividend is paid entirely in shares of common stock and that the preferred shares are converted within one year, the Company estimates that it could issue 251,249 shares of common stock of the Company, representing 1.27% of the issued and outstanding shares of common stock of the company at July 6, 2006, to the investors in the Financing as payment of the 7% cumulative dividend.  The Company has also issued warrants to the investors in the Financing to acquire up to 1,666,668 shares of common stock, representing, upon issuance and based on the issued and outstanding shares of common stock at July 6, 2006 and the issuance of the common stock into which the preferred stock is convertible, 7.87% of the issued and outstanding shares of common stock of the Company. The Company has also issued to the Placement Agent, warrants to acquire up to 266,666 shares of common stock, representing 1.649% of the issued and outstanding shares of common stock of the company at July 6, 2006. Taking into account all of the above issuances, the Company would be required to issue shares of common stock totaling 34.12% of the issued and outstanding shares of common stock at July 6, 2006.

Proposal No. One, page 20

3.
Please refer to prior comment 7 in our letter dated July 27, 2006. We note your revised disclosure of the anti-dilution protection provided holders of Preferred Stock and warrants. However, revise your disclosure on the anti-dilution protection to indicate that such disclosure summarizes the conversion price “adjustment[s] as set forth in the Certificate of Designation” referenced in the third sentence of that paragraph and revise the disclosure to provide shareholders with a more easily understandable description of these features. Your current disclosure appears to be almost an exact duplication of the language of section 5(j) of the Certificate of Designation (provided as Annex E to the preliminary proxy statement). Please make similar revisions to your disclosure of the terms of the Preferred Stock in Proposal No. Two, on page 58.

We have revised Proposal No. One on page 20 and page 22 and Proposal No. Two on page 59 to read as follows:

The Preferred Stock (which certificate of designation is attached to Annex E and which will be filed with the Nevada Secretary of State only upon approval of the Proposals set forth in this Proxy) are convertible into shares of common stock at such time and at such value as is set forth in the Certificate of Designation. The initial conversion value shall be $1.65. The conversion value is subject to adjustment as set forth in the Certificate of Designation. The holders of the Preferred Stock are entitled to receive cumulative dividends at the rate of 7% per annum from the date of issuance of each share of preferred stock until paid. The dividends may be paid, at the Company’s option, in cash or in shares of common stock in arrears on the first business day of each calendar quarter of each year. The Company may force a conversion of the Preferred Stock in the event that the market price of the Company’s common stock is greater than 200% of the conversion value. If any shares of the Preferred Stock remain outstanding on June 15, 2009, the Company shall redeem such shares for an amount in cash equal to the liquidation preference plus all accrued but unpaid dividends. Anti-dilution protection is afforded to the holders by providing for an adjustment of the conversion price in certain circumstances. The conversion price is adjusted for dividends subdivisions, combinations, distributions and issuances of shares, or securities convertible into shares, of common stock of the Company issued at an effective per share selling price which is the less than the greater of the fair market price or the conversion value as of the issuance date. If the issued value is less than the greater of the fair market price or the conversion value, then a new conversion value is reached by multiplying the conversion value then in effect by a fraction of the number of shares of common stock outstanding immediately prior to the issuance plus the number of shares issued at the new issuance price and the number of shares issued and outstanding immediately after such date. By way of example only, let’s say that the Company issues 100,000 shares at $1.50, a number which is less than the initial conversion value of $1.65. Let’s also say for purposes of this example only that prior to this issuance there were 16,100,000 shares of common stock of the Company issued and outstanding. The initial conversion value would be adjusted by multiplying $1.65 by .997568 (the fraction 16,100,000 plus 60,606 (the number of shares that $100,000 would purchase at the initial conversion price of $1.65), or 16,160,606, divided by 16,200,000 (the number of shares issued and outstanding after the issuance). This example results in a reduction of the conversion value to $1.6459. No adjustment occurs for any issuance or sales outstanding prior to the Financing, or to any officer, director or employee of the Company pursuant to a bona fide option or equity incentive plan duly adopted by the Company. The Preferred Stock bears voting rights in an amount equal to the conversion value of the preferred stock into common stock, without giving effect to any anti-dilution provisions of the Preferred Stock. Conversion of the Preferred Stock is subject to beneficial ownership caps of from 4.9% to 9.9% of the total number of shares of common stock of the Company then issued and outstanding.

4.
Please refer to prior comment 9 in our letter dated July 27, 2006. We note your response to our previous comment and the revised disclosure in this section. However, your response does not appear to address our all aspects of our prior comment. Please expand your disclosure to explain the consequences if security holders do not approve the issuance of the shares of common stock underlying the Warrants. Will the warrant holders simply be unable to exercise their warrants? Are their any contractual obligations associated with the terms of the warrants that could subject you to liability for failure to obtain the required security holder approval? We note your disclosure that the SPA required you to register the shares underlying the warrants within eight business days of the special meeting. Revise to disclose the consequences if you fail to receive security holder approval of the issuance of shares underlying the warrants pursuant to that agreement. Similar disclosure should be provided for the Convertible Notes and the Preferred Stock issued pursuant to the financing.

It can not be simply stated that the Warrant holders will not be able to exercise their warrants. As previously disclosed, the warrant holders may only exercise that number of warrants which together with the shares of common stock issued in the Financing would not result in a violation of Nasdaq Marketplace Rules. One such rule is the rule that shareholder approval be acquired to issue shares which when issued would constitute 20% or more of the issued and outstanding shares of common stock on the date that the transaction was entered into. This means that the Warrant Holders could exercise only that number of shares which when combined with the other shares issued in the financing and the shares issued in connection with the McCue transaction, would result in less than 20% of the issued and outstanding shares being issued. As stated in the proxy statement, on May 5, 2006, (the date of the McCue stock purchase agreement) there were 15,148,292 shares issued and outstanding of which 20% would constitute 3,029,658. As this number would include the shares issued to the McCue shareholders, the number available for warrant exercises would be small if any. However, if there is even a possibility of one warrant being exercisable, we are not prepared to state that they would not be exercisable.

There Company may be compelled to redeem the warrants in the event that shareholder approval is not acquired by November 1, 2006. We have revised the disclosure to refer to any additional consequences of not acquiring shareholder approval as follows:

Page 21 of Proposal No. One as follows:

“The IRA requires the Company to register, on a registration statement to be filed with the SEC within 8 business days of the special shareholders’ meeting, such number of shares of common stock into which the Preferred Stock is convertible, such number of shares of that represent 150% of the shares of common stock for issuance upon the conversion of the preferred stock or notes, as the case may be and 100% of the shares of common stock for issuance upon the exercise of the warrants. The IRA requires the registration statement to be effective within 120 days of the closing of the Financing. Should the registration statement not be effective by that date or should the registration statement not be filed within 8 business days of the special shareholders’ meeting, each holder shall be entitled to cash compensation equal to 1% of principal value of the note for every 30 days of non-compliance (or a proportionally smaller amount if less than 30 days).”

Page 23 of the Proposal No. One as follows:

“The terms of the warrant agreements permit exercise for a period of five years and contain standard weighted average anti-dilution protections. The anti-dilution protections contained in the warrant mirror those provided in the Preferred Stock. The terms of the IRA requires that shares of common stock underlying the warrants be registered for resale with the SEC. Should the Company fail to register the shares of common stock by November 1, 2006, the investors in the Financing may require the Company to redeem the warrants which can not be exercised because of Nasdaq Marketplace rules. The redemption price is equal to the value of such warrants being redeemed as determined by using the Black-Scholes option pricing formula on Bloomberg. As the exercise price is $2.00 per share, the Black-Scholes option pricing formula would have to exceed $2.00 in order to require any cash outlay for redemption by the Company. Even at our highest per share market price in recent days of $2.11 the Black-Scholes pricing formula results in an option pricing of $1.94. At $1.94, the warrants have no value and accordingly, the Company would have no obligations to pay any cash if redemption is requested.

5.
We note that if stock holder approval is not acquired, NetSol will pay the principal and interest due under the Convertible Notes according to its terms. Please revise to disclose any liquidity concerns that may arise with this obligation. In this regard, your disclosure should discuss the potential payouts required by the principal and interest under the Convertible Notes and the impact on your cash needs.

If stockholder approval is not acquired, quarterly interest payments of $166,665 would be due with a final principal payment of $5,500,000 on June 15, 2007. If quarterly interest payments were not made, and instead was compounded until the principal due date, a payment of $6,197,538 would be due on June 15, 2007. The Company has issued guidance assuming revenues of $30,000,000 for the fiscal year ending June 30, 2007. Assuming this guidance is realized and that expenses and other costs remain consistent, we would anticipate having sufficient cash on hand to meet the principal and interest obligation according to the terms at June 30, 2007. Should there by any short fall, we would be able to meet the obligation by having available credit facilities in the United Kingdom and Pakistan without any liquidity concerns for the Company.

We have revised the disclosure on page 21 as follows:

If stockholder approval is not acquired, quarterly interest payments of $166,665 would be due with a final principal payment of $5,500,000 on June 15, 2007. If quarterly interest payments were not made, and instead was compounded until the principal due date, a payment of $6,197,538 would be due on June 15, 2007. The Company has issued guidance assuming revenues of $30,000,000 for the fiscal year ending June 30, 2007. Assuming this guidance is realized and that expenses and other costs remain consistent, we would anticipate having sufficient cash on hand to meet the principal and interest obligation according to the terms at June 30, 2007. Should there by any short fall, we would be able to meet the obligation by using available credit facilities in the United Kingdom and Pakistan without any liquidity concerns for the Company.

6.
Please refer to prior comment 10 in our letter dated July 27, 2006. We note your response to our prior comment. Please revise your disclosure to clearly indicate, if true, that the Convertible Notes may currently convert into shares of common stock; then will automatically convert into shares of Preferred Stock upon the approval of Proposal No. One. Please disclose whether the conversion feature will remain should you fail to obtain shareholder approval.

Like the Warrants, the Convertible Notes may only convert into shares of common stock to the extent and in an amount which would not violating Nasdaq Marketplace Rules. Upon approval of Proposal No. One and Proposal No. Two, the Company shall provide notice of the same to the investors in the Financing notifying the investors of the conversion of their Convertible Notes into Preferred Stock. Should shareholder approval of Proposal No. One not be acquired, the Convertible Notes may be converted to the extent that such conversion does not violate Nasdaq Marketplace Rules. Any amount which has not be converted will be due according to the terms of the Convertible Notes.

Page 21 of the Proxy has been revised to include the following:

The Convertible Notes may immediately convert into shares of common stock of the Company at the conversion value (initially set at one share per $1.65 of principal dollar) to the extent that such conversion does not violate Nasdaq Market Place rules. To date, no shares of common stock have been issued to the investors in the Financing. Also, under the terms of the Financing, the Convertible Notes will convert into shares of Preferred Stock upon the approval of this proposal by the stockholders

If stockholder approval is not acquired, quarterly interest payments of $166,665 would be due with a final principal payment of $5,500,000 on June 15, 2007. If quarterly interest payments were not made, and instead was compounded until the principal due date, a payment of $6,197,538 would be due on June 15, 2007. The Company has issued guidance assuming revenues of $30,000,000 for the fiscal year ending June 30, 2007. Assuming this guidance is realized and that expenses and other costs remain consistent, we would anticipate having sufficient cash on hand to meet the principal and interest obligation according to the terms at June 30, 2007. Should there by any short fall, we would be able to meet the obligation by using available credit facilities in the United Kingdom and Pakistan without any liquidity concerns for the Company. Even if shareholder approval is not acquired, the Convertible Notes may be acquired in an amount and to the extent that such conversion will not violate Nasdaq MarketPlace rules.

Thank you for your continued review of this Proxy Statement. Should you have further questions or comments, please feel free to contact me at (949) 222-9195 Ext. 110 or Malea Farsai at (949) 222-9195 Ext. 105.

Regards,

NetSol Technologies, Inc.

Patti McGlasson,
Corporate Counsel
Corporate Secretary